ThisWay Global

Technology | Software | Saas | Social Impact | Artificial Intelligence

Unbiased Matching Engine. Instantly matches, ranks and scores talent to jobs.

THISWAYGLOBAL.COM AUSTIN TEXAS

NO VIDEO



As a women who works in male dominated industries, I have experienced workplace bias for over 30 years. My immediate family includes veterans, active duty military and members of the LGBTQ community. Bias hurts people, business and economies. Our diverse team shares my passion for bringing long overdue change that improves the world.

Angela Hood Founder/CEO @ ThisWay Global

Why you may want to support us...

1. Over $1.2 million is sales in last 6 months. Demand for unbiased matching and diversity is growing.
2. 489% growth 2019-2020 with $160 billion annual market in the US alone. Amazon is new backer.
3. Exceptional API engineering and tech stack enables product to work in global job market.
4. Led by award-winning entrepreneur, Founder, Angela Hood, incubated at ideaSpace-Univ. of Cambridge
5. Very close team with multi-million dollar exits in the HR and tech industries.

Why investors ❤ us

WE'VE RAISED $3,185,000 SINCE OUR FOUNDING



Angela and her ThisWayGlobal Team have nailed it. As an active angel investor for over 20 years, I have chosen ThisWayGlobal as my largest investment to date. ALL of my criteria boxes were checked: Tenacious Founder. Rock Star Management Team. HUGE Market Opportunity. Innovative Product. Timely Solutions. Bountiful Potential Acquirers.

Now, with the socioeconomic fallout of the Pandemic, there is a crucial demand for TWG Products. Ai4JOBS helps companies find highly qualified contenders and automatically removes candidate and employer' bias. Thus, companies can hire and benefit from a diverse talent pool...a home run for humanity.

Kelsey August Chairwoman, Central Texas Angel Network

LEAD INVESTOR | INVESTING $100,000 THIS ROUND & $350,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Angela Hood
Founder/CEO
International Entrepreneur of the Year (Top 5 Finalist), incubated at ideaSpace - University of Cambridge. International keynote speaker and thought leader on unbiased technology, ethical use of artificial intelligence and ROI of diversity.



Justin Hood
COO
Flew F/A-18's for the United States Marine Corps for 20 years, retiring as a LtCol. Leads defense contractor engagements. Now happily "herding the cats" for ThisWay Global.



Alex Shmelev
Chief Technology Officer
Walt Disney Architect, Drugstore.com VP of Pharmacy Technology Systems (acquired by Walgreens), Senior Engineer at one of the fastest growing finch companies, Nerd Wallet. Leading enterprise technologist for over 25 years.



Crystal Zilliox
Product Manager
Managed Talent Services division of multi-billion dollar, international job board, Indeed. Formerly served in the USMC in the areas of computer engineering and networking.



Gabriela Martinez
Product Designer
Gabriela brings 4 years experience in diverse creative fields such as e-commerce, advertisement, product & web design. A well-rounded designer, Gaby oversees all visual design along with creating the user interfaces and experience of ThisWay products



Daniel Snell

Senior Engineer

Behind the development, data science, and growth strategies of some of the best known startup brands. Brings expertise in user data correlation, product management as well as extraordinary API capabilities. Leads development of our front end.



Victoria Leigh

Salesforce Admin

Victoria was a Product Owner for her first year with ThisWay. In 2019 she became a Salesforce Admin and leads implementation of our Salesforce integrations.



Jacob Loechler

Senior Sales Executive

Closed nearly $1million in sales in the first six months of his time with ThisWay. Currently works with enterprise, defense and staffing companies to leverage our solutions to increase revenue, cost savings and increased diversity.



Matt Hofacker

Marketing Manager

Specializes in demand generation focused on acquisition, activation, and retention for startups going to market. Brings sales ops and marketing experience.



Scott Leese

Sales Strategy Advisor

Sales strategist known for helping startups go from $0revenue to $25million ARR in 3 years. 6x Startup Sales Leader 3x Top 25 AA-ISP Inside Sales Leader 2x Founder 1x Author



Ben Cohen

Enterprise Advisor

Experienced tech executive with 20+ years experience helping companies from startups to the Fortune 500 drive sustained growth and surpass customer expectations. Strategic thinker and motivated leader with proven history of operational execution.



Hasan Warraich

Intern - SaaS Operations

Bachelors of Business Administration - Management Information Systems. Active in Aggie Recruitment Committee and Muslim Students Association. Hasan also helps us understand how to best attract diverse talent from asian and Muslim backgrounds.

In the news

Ontoon THE GATEWAY June 10, 2020 @ https

ThisWay Global And Maslo Partner To Launch WorkThisWay And Career Companion For Job Seeker Relief

Both companies come together to offer the first-ever job matching site with the assistance of an empathetic computing companion and give millions the support they need now more than ever Award-winning HR

April 22, 2020 @ techrseries.com

YAHOO! FINANCE

Unbiased Matching is Industry Winner at HR Technology Conference & Expo

AUSTIN, Texas, Oct. 15, 2019 /PRNewswire/ -- ThisWay, an HR tech start-up offering innovative, unbiased matching for the global recruitment and staffing industries, takes home the Pitchfest Award and

October 15, 2019 @ finance.yahoo.com

Downloads

Ai4JOBS UserInterface.png

Discover Unbiased Matching For All People To All Jobs...ThisWay

In 1990 our founder, Angela Hood, was graduating from Texas A&M University during a recession, and much like today, there were far fewer open jobs than there were candidates.

With the support of her mentoring professor and fellow Aggies, Hood developed an innovative way to match graduating students to new jobs. It was very successful, even in a tight market, because she removed all the friction that still exists today.

But it had several shortcomings. It was manual, technology was still in it's early stages so it couldn't scale and there was no way to remove bias because people were making the matches.

As a female working in the construction science industry, Angela learned to use her initials AL, rather than her name Angela, on the top of her resume. By not identifying herself as a woman, she received responses and interviews from companies that had previously overlooked her application when it was clear she was a woman.

Why Cambridge?

Following encouragement from friend, author and TechStars MD, Amos Schwartzfarb, Angela understood how she could translate her expertise in designing and developing neighborhoods and buildings into the development of software. She decided to fully commit to solving the 'job market' problem at scale.

After months of interviews and packing up the family, including their two Scottie dogs, Angela moved to England to begin her R&D and technology incubation at ideaSpace - University of Cambridge in England.


Hauser Forum
Entrepreneurship Centre
Broers Building
West Café

Why Involve Hundreds Of People From Around The World?

People from ages 18 - 58, from around the globe and the United States military, helped by providing data, feedback, bias analysis and more.

It was these individuals that guided us in the direction that made the real difference.

Each had suffered the 'black hole' of the candidates experience when they were applying for jobs and were frustrated by the irrelevant job matches they would receive.

Some of the worlds largest pharma and tech companies sent advisors to guide us. Interestingly, had we followed their advice our technology would have failed. This was because they wanted to develop the AI in a way that would have "baked in" the very bias' we were trying to eliminate. We knew that working with the broadest set of data and inputs is how we would 'matching that matters'.

Still, each of these contributors played an important role in how we cast to understand bias. For instance, we now know that there are over 500 different bias' and they come from both the employer AND the candidate. It goes far beyond just gender and ethnicity bias. Here's a great graphic we reference to help identify 188 of the most common bias'.


COGNITIVE BIAS CODEX
What Should We Remember?
Too Much Information
Need To Act Fast
Not Enough Meaning

Timing

It took decades of waiting for technology to catch up with our idea. But our time has come.

We have developed fully automated technology that 1) works inside any job platform, 2) reduces costs, 3) improves outcomes for candidates and employers, and 4) reduces bias for both employers and candidates.

Never has the US, and the world, experienced such a rapid change in employment numbers. This very short video shows just how big the problem is.

VIDEO: Showing How 2020 Unemployment Is Unlike Any Other Before It


U.S. Weekly Initial Jobless Claims (thousands, seasonally adjusted)
700
600
500
400
300
200
1980
2000
2020
2020 Unemployment graph-mp4.mp4

The corona virus has caused this extraordinary situation. We believe mankind can use technology to mitigate it's effects.

Our Founder's Experience With Bias

Twenty five years after that first experiment in college, and following a successful career in construction and land development, Angela had seen the employment bias continue as a USMC military spouse. She watched her husband, a retired F/A-18 fighter pilot, encounter bias towards veterans.



CEO Angela Hood with son and husband

Her daughter shares stories of racial and LGBTQ injustices in her previous workplaces and her son discussed the challenges his fellow sailors experience when they leave active duty.

In short, very little progress has been made in the last quarter of a century.

Our Team:

Our team has always been diverse. We proactively seek diverse team members, investors and advisors. For us diversity includes many aspects beyond just ethnicity and gender.


Our tech is meaningful
and drives improved
outcomes for companies
and individuals of all kinds.
Age
LGBTQ
Veteran
Culture
DisAbility

We needed an early version to prove it would work. It wasn't pretty but people still paid for it.

Our team built a semi-automated version of or technology and learned a lot about what works for the user and how to monetize our platform. Once we knew customers would pay for the solution, we raised our pre-seed investment and started to test the market and refine the platform.

The World Economic Forum helped by providing us with some of the world's most complex job descriptions and diverse applicants in the world. results were tested against some of the largest recruitment firms and established technologies in the world and we won the 'bake-off'. It was a great moment for the team but the real work had just begun!

Link to White Paper.

Our early user interface was utilitarian, to say the least. But the results proved that the technology worked.

And this stage of development is where we had a significant break thru. We figured out how to address bias from the applicants, as well as by the employer.

Here's the original interface:


thisway
Home
Help
Contact Us
Logout
Views
Dashboard
Search
Setup
Administrative
Admin. Tools
Sr Mech Engineer
Default Search
Reset
Preview
Search
Must have
Should have
Must NOT have
Expertise
Architectural HVAC Mechanical
Summary/Bio
Senior Mechanical Engineer Le
Certifications
Professional Engineer PE State
Current Company
Current Title
Senior Mechanical Engineer
Current Industry
Previous Company
Previous Title
Previous Industry
School
Degree
bachelors degree mechanical
First Name
Last Name
Source
Phone
Languages
Career length
12
Career job count
3
Location (City, ST)
Commute distance
Total hits
2,838
Max. relevancy
61.33
Min. relevancy
24.92
Mean relevancy
30.11
StDev. relevancy
5.129
Var. relevancy
26.31
above mean
363
1 X StDev
1
2 X StDev
8
3 X StDev
13
5 X StDev
125

But Look At Us Now!



Ai4JOBS
Your Jobs
Software Engineer
Direct Applicants
348
Indirect Candidates
136
Qualified Candidates
9
Matching Results (Showing 348 Results)
Attendees' Choice Pitchfest Winner
2019 Pitchfest
SHRM

In just seconds you see all applicants for all jobs, ranked and scored, without bias.

This saves our customers hours on each open job and greatly reduces the risk of overlooking qualified candidates.

Ai4JOBS is simple, fast and fair.

Supporting Candidates In Their Career Journey

Our new mobile app improves communications between candidates and employers. The pandemic has caused many people to move locations(not to mention a lot of stress!) and remote work is more available.

These trends led to our launching of the Career Companion. This is a mobile application, providing compassionate guidance to the job seeker.

We still need a name for the companion and EVERY investor will be invited to submit a suggested name that will be voted on by all customers, investors and candidates.

We are excited to hear your suggestions!



thisway + maslo
Webinar
Annoucing Your New Career Companion
June 11, 2020
1:00pm - 2:00pm CST
How to stay focused working from home
YOUR CHECK-INS
Being in nature can give you a peace of mind. It can make you focus on things you...

Early Stage Funding

We raised funding to continue the R & D (add more job types, refine bias reduction, improve the user experience) and become ISO 27001 certified so we could work with large companies. In our early days we worked out of a small, one room office of a Victorian office in downtown Austin, Texas. It only had room for 3 people at a time, but it had one wall that was a giant white board! It also had a conference room where we could meet and celebrate milestones with our early investors.



Integrations!

Recruiters have a hard job so we need to keep things simple for them. This is where integrations come in so they get great results without having to change their existing workflow.

In Q3 of 2019 we completed our first system integration with Greenhouse.io It was exciting because it proved we could:

1) Integrate in less than 15 minutes, when most competitor integrations take weeks, or even months.

2) Show live matching to prospective customers during their demo. This proved our tech worked in real time, was truly automated, accurate and unbiased.

3) Deliverustomer value is delivered in less than 30 minutes.

Award-Winning Technology

Long before the pandemic and riots of 2020, ThisWay was pushing the need for bias removal and increasing diversity in hiring.

In October of 2019, ThisWay's unbiased matching platform, Ai4JOBS, was awarded the coveted Innovation of the Year Award at HR Tech Conference in Las Vegas, selected by over 10,000 attendees, sponsored by Randstad and under-written by the Society of Human Resource Management and Paragon Labs.


#1953
UNBIASED MATCHING TECHNOLOGY
PITCHFEST THEATER

This award created market awareness contributing to a sales pipeline of over $18 million.

Our founder, Angela Hood, tells a funny story about how Barbara Corcoran inadvertently caused her to prove she can pitch without the support of a pitch deck!

Hear the story:



> **"More than 100 companies were vying for the award and the pack was narrowed in the first round, immediately following a keynote from Shark Tank's Barbara Corcoran. Ultimately Ai4JOBS and its suite of products was crowned as the industry attendee favorite."**
>
> **Ai4JOBS Named HR Tech Innovation of the Year ~ Yahoo Finance**

Following our win, we began hearing from some of the largest and best known brands in the world.

These companies were also some of the first to identify problems with bias and the financial implications of increasing diversity. Below are some of the corporations in our pipeline, due in large part to the current focus on reducing bias.

It has been exciting to start working with such great organizations. The deal sizes are much larger but they also have longer sales cycles. Fortunately we have a great team of advisors and we identified that 84% of the Fortune 500 uses Salesforce.

So our next integration was our Salesforce app, Ai4JOBS. This launch was incredibly challenging due to timing. But it's now live and rated 5 out of 5 stars.

Salesforce Launch Day Crushed By News Of Pandemic

Our Salesforce launch day was March 13, 2020, the day after the World Health Organization declared we were in a world wide pandemic. Yes, the timing could have been much better.

We had press releases scheduled and ad campaigns ready to launch. But we are not a tone-deaf company. The world was scared and this was not the time to talk about our new technology.

Along with the rest of the world, we needed to make quick decisions on how to continue operations while keeping our team safe.

We had some incoming investors that were worried our tech would no longer be needed. In truth, our tech has never been in greater demand.

Even with the challenges posed by the pandemic we have had nearly $300,000 in sales of our Salesforce app. Link to Ai4JOBS Salesforce App


thisway
Ai4JOBS is now in Salesforce CRM
Instantly Parse, Match and Score
Identify Qualified Candidates
Native Salesforce Application Lightning Experience
Available in the AppExchange

March 25, 2020: We Understood Our Real Purpose As A Company

For the previous thirteen days, our phones had been silent and nearly every email was about Covid-19. Austin had just declared a lock-down.

We had a company team meeting already planned so we decided to hold a 'Zoom-site' (took 14 hours), with the goal of answering one question:

"What is the purpose of building unbiased job technology if we can't help both people and companies at a time when the world needs it the most?"

Within the first 45 minutes the team rallied around our Core Values:

1) *Resiliency* 2) *Transparency* 3) *Diversity* 4) *Thoughtfulness* 5) *Innovate for Humans*

The Answer: **"We would flip our tech upside down so it could specifically help people match to jobs in any system, including job boards, social media platforms, etc.**

And our tech would be accessible in a mobile application so that job seekers would have support, even if they didn't have access to a computer. We could truly level the playing field. Our company was made to serve this time in history."


"There is only one thing stronger than all the armies of the world: and that is an idea whose time has come."
VICTOR HUGO

Importantly, we also wanted to open ourselves up to a broader range of investors. And this is when we started to work with the WeFunder and Arora Project teams.

By increasing access to more investors, including those that were unaccredited, we can spread the solution to reach more people and more companies, generating improved job outcomes and greater return on investment for all involved.

Essentially...we wanted to remove bias from our own investment process.

Please Join Our Us On Our Journey!

We are passionate about this problem and ThisWay's team is committed to building a great company that provides significant value to our customers, partners and investors.

Each year we host a celebration of that years accomplishments. This year we anticipate hosting a virtual meeting in October of 2020 when investors can get to know our team a bit better. There's always a theme and we would love your suggestions!

Thank you! We look forward to having you on Team ThisWay!



Videos from our customers, investors and advisors coming soon.

Video from Aaron Cox, long time customer and SVP of Texas Association of Business in Austin, Texas.

Video from Kelsey August, Chairperson of Central Texas Angel Network, CEO of LoneStar Direct and our Lead Investor.

Video from Matthew Ketterman, entrepreneur, attorney and our largest investor.

Video from Brandon Metcalf, entrepreneur, investor, advisor with industry exit worth hundreds of millions of dollars.

Video from Kevin Przybocki, entrepreneur, investor with exit worth hundreds of millions of dollars.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We match all people to all jobs, without bias. Removing bias levels the playing field 1) helps millions of unemployed get new jobs 2) supports businesses, especially those seeking diverse applicants and team members and 3) spurs economic growth. Post Covid-19, average job application rates grew from 125 for each job to 1000+ applicants in many cases. We also increase job opportunities for candidates by matching them to jobs they may not know about, while supporting our paying company customers.

Where will your company be in 5 years?

We hope to be the #1 matching engine across multiple industries and to be the leading OEM technology for applicant tracking systems, RPO's, enterprise companies and staffing agencies. And we hope to have enabled +5 million people and +1000 companies to come together for mutual success in the new world of work. We hope our company and technology is known for bringing innovation to market that helped the world recover from a pandemic.

Why did you choose this idea?

As a women who works in male dominated industries, I have experienced workplace bias for over 30 years. My immediate family includes veterans, active duty military and members of the LGBTQ community. Bias hurts people, business and economies. Our diverse team shares my passion for bringing long overdue change that improves the world.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

There are few things needed more than unbiased job matching in today's pandemic and racially charged market. It's no longer just a 'nice to have'.

Ours is a mission critical technology for any business that wants to remain relevant and continue to have market share.

We have been working to solve this problem for years. This is not a fad for us, and solving this problem is deceptively difficult. In our own development we faced many challenges that our diverse team was able to overcome because we had a deep understanding of 1) the problem, 2) how to build scalable technology and 3) the recruitment and human resources ecosystem.

How far along are you? What's your biggest obstacle?

Following years of R & D we now have a dedicated team, proprietary technology, testimonials from paying customers and increasing demand.

We are benefitting from greater awareness following our Innovation Of The Year award from the HR tech industry and press regarding our partnership and backing from Amazon.

Our biggest obstacle has been bringing a new product to a market that did not yet understand artificial intelligence and had not yet prioritized bias reduction and diversity in their hiring practices.

The recent crisis has created more demand and influenced the rapid adoption of technology that can help 40 million unemployed people compete fairly, without bias, in the job market.

Who competes with you? What do you understand that they don't?

Our customers care and invest in the candidate experience because their applicants are also their customers.

We have some legacy competitors like IBM Watson, that we beat in software 'bake-offs' as well as other startups. One thing that sets up apart is that 1) we trained our systems to be unbiased, 2) our tech delivers value in 30 minutes not after weeks or months, 3) our matching works on 48,000+ job types and 4) it works on any volume of matching, whether it be matching for 20 applicants or 2000.

The thing we understand that others miss is that there are over 500 bias' that stand between qualified people and sustainable work. The greatest amount of value, brand loyalty and ROI is achieved when you remove this bias.

How will you make money?

Currently we generate revenue by 1) sourcing specialized talent via 3000+ partners 2) providing real time matching inside a customers existing HR systems 3) providing real time matching for job boards, of which there are more than 18,000 in the US, 4) enriching outdated or insufficient candidate data when people apply through online platforms, Facebook, and other technology.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our users are recruiters. The buyers are typically more senior executives inside companies. This necessitates our providing a simple and valuable user experience without making the recruiter feel like they will be replaced by our tech. The buyer needs to see ROI and often times they do not understand the reality of the users job.

This creates both the demand and opportunity for an educational and consultative sales process. Our average Annual Contract Value is over $60,000 per year so our ACV warrants this level of engagement but we our greatest risk lies in that we have to win the User and the Buyer.

One of our competitors has also raised over $50 million dollars but we are now beginning to win customers from them because they are not truly automated, like we are.

Are you involved in any litigation?

The company is currently working to resolve a lawsuit brought against it by a purported competitor. A motion to dismiss has been filed and a ruling is expected within a month. Maximum financial exposure is less than forty thousand dollars.